UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 25, 2021

CRESTWOOD EQUITY PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	001-34664	43-1918951
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

811 Main Street, Suite 3400

Houston, Texas 77002

(Address of principal executive office) (Zip Code)

(832) 519-2200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common units representing limited partner interests	CEQP	New York Stock Exchange
Preferred units representing limited partner interests	CEQP-P	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On October 25, 2021, Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Partnership, Project Falcon Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Partnership (“Merger Sub”), Project Phantom Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Partnership (“GP Merger Sub”), Oasis Midstream Partners LP, a Delaware limited partnership (“OMP”), OMP GP LLC, a Delaware limited liability company and the general partner of OMP (the “OMP General Partner”) and, solely for the purposes of Section 2.1(a)(i) of the Merger Agreement, Crestwood Equity GP LLC, a Delaware limited liability company and the general partner of the Partnership (“Partnership GP”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into OMP (the “LP Merger”), with OMP surviving the LP Merger as a subsidiary of the Partnership, and GP Merger Sub will be merged with and into the OMP General Partner (the “GP Merger” and, together with the LP Merger, the “Mergers”), with the OMP General Partner surviving the GP Merger as a wholly owned subsidiary of the Partnership. On October 25, 2021, the board of directors of the Partnership GP, and the board of directors of the OMP General Partner, unanimously approved the Merger Agreement.

At the effective time of the Mergers (the “Effective Time”): (i) 6,520,944 common units representing limited partner interests in OMP (“OMP Common Units”) issued and outstanding immediately prior to the Effective Time and owned by OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”) and subsidiary of Oasis Petroleum Inc. (“Oasis Petroleum”) (such OMP Common Units, the “Sponsor Cash Units”), will be converted into and will thereafter represent the right to receive $150,000,000 in cash in the aggregate and each other OMP Common Unit issued and outstanding immediately prior to the Effective Time owned by Oasis Petroleum or its subsidiaries (other than OMP) (the “Sponsor Equity Units” and, together with the Sponsor Cash Units, the “Sponsor Units”) will be converted into and will thereafter represent the right to receive 0.7680 common units representing limited partner interests in the Partnership (“Partnership Common Units”); (ii) each OMP Common Unit issued and outstanding immediately prior to the Effective Time (other than the Sponsor Units) will be converted into and will thereafter represent the right to receive 0.8700 (the “Public Holder Exchange Ratio”) Partnership Common Units and (iii) all of the limited liability company interests of the OMP General Partner issued and outstanding as of immediately prior to the Effective Time will be converted into and will thereafter represent the right to receive $10,000,000 in the aggregate. Upon completion of the Mergers, Oasis Petroleum is expected to own approximately 21.7% of Partnership Common Units.

Each award of restricted units that corresponds to OMP Common Units, vested or unvested (each, an “OMP Restricted Unit Award”), that is outstanding immediately prior to the Effective Time, will, immediately prior to the Effective Time, automatically become fully vested and will, without any action on the part of OMP, the Partnership or the holder thereof, be cancelled and converted into a right to receive a number of unrestricted Partnership Common Units equal to the product obtained by multiplying the number of OMP Common Units subject to such OMP Restricted Unit Award immediately prior to the Effective Time by the Public Holder Exchange Ratio.

The completion of the Mergers is subject to the satisfaction or waiver of customary closing conditions, including, among others: (i) adoption of the Merger Agreement by holders of a majority of the outstanding OMP Common Units, voting as a single class, entitled to vote thereon, (ii) absence of any court order or regulatory injunction prohibiting completion of the Mergers, (iii) expiration or termination of review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) effectiveness of registration statement of the Partnership on Form S-4 (the “Form S-4”) in connection with the issuance of Partnership Common Units in the LP Merger, (v) the mailing of the combined consent statement/prospectus to all holders of the OMP Common Units following effectiveness of the Form S-4 and at least 20 days prior to the closing date, (vi) the authorization for listing of the Partnership Common Units to be issued in the LP Merger on the NYSE and (vii) the consummation of the Pre-Closing Transactions (as defined in the Merger Agreement). The obligation of each of the Partnership and OMP to consummate the Mergers is also conditioned upon compliance by the other party in all material respects with its covenants and, subject to materiality standards specified in the Merger Agreement, the accuracy of the representations and warranties of the other party.

The Partnership and OMP have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of the Partnership’s and OMP’s respective businesses between the date of the signing of the Merger Agreement and the Effective Time and (ii) the efforts of the parties to cause the Mergers to be completed, including actions which may be necessary to cause the expiration or termination of the waiting period under the HSR Act. Pursuant to the terms of the Merger Agreement, each of the Partnership and OMP shall use its reasonable best efforts to take any and all steps necessary, subject to certain limitations, to obtain antitrust clearance in order to facilitate closing of the Mergers.

The Merger Agreement contains certain termination rights for the Partnership and OMP as more particularly set forth in the Merger Agreement. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, OMP may be required to pay the Partnership a termination fee of $40,000,000.

At the closing of the transactions contemplated by the Merger Agreement, the Partnership will enter into a Registration Rights Agreement, a Transition Services Agreement, a Director Nomination Agreement and the Master Amendment to Commercial Agreements, forms of which are attached as exhibits to the Merger Agreement.

The Registration Rights Agreement will grant Oasis Petroleum and certain of its affiliates (the “Unitholders”) certain rights to require the Partnership to file and maintain the effectiveness of a registration statement with respect to the resale of the Partnership Common Units owned by the Unitholder (including by having their Partnership Common Units registered for resale in certain other registration statements filed by the Partnership or in certain underwritten offerings proposed by the Partnership) and, under certain circumstances, to require the Partnership to initiate up to three underwritten offerings for such Partnership Common Units, subject to a minimum threshold.

Also pursuant to the Registration Rights Agreement, the Unitholders will agree not to directly or indirectly sell or otherwise dispose of its Partnership Common Units for a period ending 90 days following closing. Additionally, for a period of two years following the closing date of the transactions contemplated by the Merger Agreement, the Partnership will have a right of first offer in connection with certain sales by the Unitholders of Partnership Common Units.

The Director Nomination Agreement will grant Oasis Petroleum certain designation rights pursuant to which Oasis Petroleum may cause the board of directors of the Partnership GP to elect the designees selected by Oasis Petroleum. At the closing, Oasis Petroleum may designate two directors to the board of directors of the Partnership and for so long as it and its affiliates own 15% of the issued and outstanding Partnership Common Units. Oasis Petroleum may designate one director if Oasis Petroleum and its affiliates hold at least 10% (but less than 15%) of the issued and outstanding Partnership Common Units.

The Master Amendment to Commercial Agreements will amend certain commercial agreements between Oasis Petroleum and OMP at closing as more particularly set forth in the Master Amendment to the Commercial Agreements.

Under the Transition Services Agreement, a subsidiary of Oasis Petroleum will provide customary transition services to the Partnership for a limited duration.

The transaction has been approved by both general partners of the Partnership and OMP. The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement, including the Registration Rights Agreement, Transition Services Agreement and Director Nomination Agreement attached as exhibits thereto, and is qualified in its entirety by the terms and conditions of the Merger Agreement, including the Registration Rights Agreement, Transition Services Agreement and Director Nomination Agreement. It is not intended to provide any other factual information about the Partnership, OMP or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Partnership, OMP or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Partnership’s or OMP’s public disclosures.

Support Agreement

Contemporaneously with the execution of the Merger Agreement, the Partnership, OMP, Oasis Petroleum, OMP General Partner and OMS Holdings entered into a support agreement (the “Support Agreement”) regarding certain OMP Common Units owned by Oasis Petroleum and OMS Holdings (or their affiliates). Pursuant to the Support Agreement, Oasis Petroleum and OMS Holdings have agreed to, among other things (and as applicable), following effectiveness of the Form S-4, execute and deliver, or cause an affiliate to execute and deliver, a written consent (the “Written Consent”) covering all of their Partnership Common Units, approving the Merger Agreement and the transactions contemplated thereby. The Support Agreement and the Merger Agreement may be terminated in the event the Written Consent is not delivered.

In addition, the Support Agreement includes certain affirmative and restrictive covenants of the parties, including, among others, Oasis Petroleum’s waiver of certain consent, notice, approval and re-negotiation rights under certain Commercial Agreements (as defined in the Support Agreement) that would be triggered by the transactions contemplated by the Merger Agreement.

The Support Agreement is attached hereto as Exhibit 10.1 and is incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Support Agreement and is qualified in its entirety by the terms and conditions of the Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Support Agreement contain representations and warranties by each of the parties to the Support Agreement, which were made only for purposes of the Support Agreement and as of a specified date. The representations, warranties and covenants in the Support Agreement were made solely for the benefit of the parties to the Support Agreement; may be subject to limitations agreed upon by the contracting parties; and may be subject to standards of materiality, applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Support Agreement, which subsequent information may or may not be fully reflected in the Partnership’s or OMP’s public disclosures.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. The Partnership cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions, and include statements regarding the anticipated completion of the proposed transaction and the timing thereof, the expected benefits of the proposed transaction to the Partnership’s unitholders and to unitholders of OMP, and the anticipated benefits and impacts of the proposed transaction on the combined business. These risks and uncertainties such forward-looking statements are subject to include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, distributable cash flow and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by the Partnership with the U.S. Securities Exchange Commission (the “SEC”), which are available to the public. The Partnership undertakes no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication relates to the proposed transaction between the Partnership and OMP. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, the Partnership will file a registration statement on Form S-4, including a preliminary consent statement/prospectus for the unitholders of OMP with the SEC. INVESTORS AND UNITHOLDERS OF OMP AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. The definitive consent statement/prospectus, when available, will be sent to unitholders of OMP in connection with the solicitation of consents of OMP unitholders relating to the proposed transactions. Investors and unitholders may obtain a free copy of the preliminary or definitive consent statement/prospectus (each when available) filed by OMP or the Partnership with the SEC from the SEC’s website at www.sec.gov. Unitholders and other interested parties will also be able to obtain, without charge, a copy of the preliminary or definitive consent statement/prospectus and other relevant documents (when available) from the Partnership’s website at https://www.crestwoodlp.com/investors/ or from OMP’s website at http://oasismidstream.investorroom.com.

Participants in the Solicitation

The Partnership, OMP and their respective directors, executive officers and general partners, and Oasis Petroleum and its directors and executive officers, may be deemed to be participants in the solicitation of consents from the unitholders of OMP in respect of the transactions. Information about these persons is set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021, OMP’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 8, 2021, and Oasis Petroleum’s definitive proxy statement for its 2021 annual meeting filed with the SEC on April 20, 2021, respectively, and subsequent statements of changes in beneficial ownership on file for each of the Partnership, OMP and Oasis Petroleum with the SEC. Unitholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ unitholders or investors generally, by reading the preliminary or definitive consent statement/prospectus, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.

Item 9.01	Financial Statements and Exhibits.

2.1*^	Agreement and Plan of Merger, dated as of October 25, 2021, by and among Oasis Midstream Partners LP, OMP GP LLC, Crestwood Equity Partners LP, Project Falcon Merger Sub LLC, Project Phantom Merger Sub LLC, and, solely for the purposes of Section 2.1(a)(i) thereof, Crestwood Equity GP LLC.

10.1*	Support Agreement, dated as of October 25, 2021, by and among Crestwood Equity Partners LP, Oasis Midstream Partners LP, OMP GP LLC, Oasis Petroleum Inc. and OMS Holdings LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules and certain exhibits to this Exhibit are omitted pursuant to Regulation S-K Item 601(b)(2)(ii). The Partnership agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

^

Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K. The Partnership hereby agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESTWOOD EQUITY PARTNERS LP

	By:	Crestwood Equity GP LLC, its general partner

Date: October 28, 2021	By:	/s/ Michael Post
	Name:	Michael Post
	Title:	Vice President, Associate General Counsel & Corporate Secretary